UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **October 27, 2016**



MEREDITH CORPORATION
(Exact name of registrant as specified in its charter)

Iowa	**1-5128**	**42-0410230**
(State or other jurisdiction of incorporation or organization)	(Commission file number)	(I.R.S. Employer Identification No.)

1716 Locust Street, Des Moines, Iowa	**50309-3023**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(515) 284-3000**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02   Results of Operations and Financial Condition

On October 27, 2016, Meredith Corporation issued a news release reporting earnings for the first fiscal quarter ended September 30, 2016. That news release is attached as an exhibit.

Item 9.01   Financial Statements and Exhibits

      (d) Exhibits

         99   News release issued by Meredith Corporation dated October 27, 2016, reporting financial results for the first fiscal quarter ended September 30, 2016.

**SIGNATURE**

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEREDITH CORPORATION

Registrant

/s/ Joseph Ceryanec

Joseph Ceryanec

Chief Financial Officer

(Principal Financial and Accounting Officer)

Date: October 27, 2016

Exhibit 99



MEREDITH CORPORATION DELIVERS RECORD FISCAL 2017 FIRST QUARTER RESULTS

Political and Digital Advertising Drive Strong Earnings Per Share Growth

Meredith Expects Fiscal 2017 Earnings Per Share to be Highest in Company History

DES MOINES, IA (October 27, 2016) - Meredith Corporation (**NYSE:MDP;** meredith.com) — the leading media and marketing company with local television brands in large, fast-growing markets and national brands serving more than 100 million American women — today reported record fiscal 2017 first quarter earnings of $0.75 per share, compared to $0.24 in the prior-year period. Total company revenues increased 4 percent to a record $400 million, and total advertising revenues increased 3 percent to $226 million.

Excluding special items in the prior-year period, fiscal 2017 first quarter earnings per share grew 44 percent to $0.75 from $0.52. (*See Tables 1-3 for supplemental disclosures regarding non-GAAP financial measures.)*

"We're off to an excellent start in fiscal 2017, boosted by strong political advertising performance at our local television stations, along with double-digit growth in digital advertising revenues in both the national and local businesses," said Meredith Chairman and CEO Stephen M. Lacy.

Looking at Meredith's performance in the first quarter of fiscal 2017 compared to the prior year:

- **Local Media Group revenues increased more than 20 percent to $153 million, while operating profit grew to $51 million and EBITDA increased to $60 million, all records for a fiscal first quarter.** Growth was led by strong political advertising and retransmission revenues.

- **Companywide digital advertising revenues grew 16 percent to a fiscal first quarter record.**

- **National Media Group total advertising revenues were down slightly, but were even on a comparable basis.** Digital advertising revenues represented nearly 30 percent of total National Media Group advertising revenues.

- **Consumer engagement expanded across Meredith's media platforms.** Magazine readership continues at an impressive 127 million. Traffic to Meredith's digital and mobile sites averaged 81 million unique visitors per month, an increase of 13 percent over the prior-year period. In addition, Meredith's television stations delivered a strong July rating book.

"Looking ahead, we continue to expect to generate record full-year earnings of $3.50 to $3.80 per share in fiscal 2017, including record second quarter earnings of between $1.18 to $1.23 per share," Lacy said. "Fiscal 2017 second quarter earnings growth is expected to be driven by a diverse range of business activities, including robust political advertising revenues, higher retransmission contribution and strong digital advertising growth across the Company."

For the first half of fiscal 2017, Meredith expects to generate political advertising revenues well within its previously stated range of $40 million to $50 million, with the final results expected to exceed the prior election cycle.

OPERATING GROUP DETAIL

LOCAL MEDIA GROUP

Meredith's Local Media Group includes 17 owned or operated television stations reaching 11 percent of U.S. households. Meredith's portfolio is concentrated in large, fast-growing markets, including seven stations in the nation's Top 25 markets and 13 in the Top 50. Meredith's stations produce nearly 700 hours of local news and entertainment content each week. Meredith expects to continue to grow its Local Media Group organically and through strategic acquisitions.

Fiscal 2017 first quarter Local Media Group operating profit grew more than 70 percent to $51 million from $29 million in the prior-year period. EBITDA grew more than 50 percent to $60 million from $39 million in the prior year. EBITDA margin was 39 percent. Revenues increased 21 percent to $153 million. (*See Tables 1-3 for supplemental disclosures regarding non-GAAP financial measures.*)

Looking more closely at fiscal 2017 first quarter performance:

- Political advertising revenues were $16 million, up 26 percent from the last political cycle in the first quarter of fiscal 2015. Political spending was particularly robust in the Las Vegas, St. Louis, Phoenix and Kansas City markets, primarily due to very competitive "down-ballot" races. These include elections for the U.S. Senate and House, gubernatorial races, and local contests. Consistent with past election cycles, Presidential election spending accounted for less than 15 percent of Meredith's political advertising revenue in the quarter.

- Non-political advertising revenues were $84 million. Meredith experienced political crowd-out in certain markets, while strong advertiser demand for the Summer Olympic Games only benefited Meredith's single NBC affiliate in Nashville.

- Digital advertising revenues grew 22 percent compared to the prior-year period, as a series of growth strategies continues to drive higher digital sales across Meredith's station group.

- Other revenues and operating expenses increased compared to the prior-year period, due primarily to growth in retransmission revenues from cable and satellite television operators, partially offset by higher programming fees paid to affiliated networks.

Meredith delivered strong performance in the July 2016 rating book. Nine Meredith stations ranked number one or two in late news among adults ages 25-54, while seven were number one or two in morning news.

To further strengthen its competitive position, Meredith recently launched additional newscasts in the Atlanta, Phoenix, Portland, Nashville, Greenville, and Flint/Saginaw markets. More local programming deepens connections with local viewers and increases the quantity of higher-priced advertising inventory. Also, Meredith began implementing a local audience development initiative designed to increase Millennial audience engagement with its station brands on social and digital platforms.

NATIONAL MEDIA GROUP

Meredith's National Media Group reaches more than 100 million unduplicated American women, and three out of four U.S. Millennial women. Meredith is a leader in creating content across media platforms and life stages in key consumer interest areas such as food, home, parenthood and health. It also features robust brand licensing activities and innovative business-to-business marketing solutions provided by Meredith Xcelerated Marketing. Meredith expects to continue to grow its National Media Group organically and through strategic acquisitions.

Fiscal 2017 first quarter National Media Group operating profit was $24 million and revenues were $247 million. Looking more closely at National Media Group fiscal 2017 first quarter performance compared to the prior-year period:

- Total advertising revenues declined slightly to $125 million, but were even on a comparable basis, which excludes *MORE* magazine.

- Digital advertising revenue rose 15 percent, and accounted for nearly 30 percent of total National Media Group advertising revenues. Growth was led by the Allrecipes, Parents and SHAPE brands.

- Meredith's share of total magazine advertising revenues increased to 12 percent from 10.5 percent, according to the most recent data from Publishers Information Bureau. The SHAPE, Rachael Ray Every Day and EatingWell brands posted strong performance. The prescription drug, food and direct response advertising categories were growth leaders.

- Total circulation revenues were $69 million compared to $72 million, however profit contribution increased. Newsstand revenues increased while subscription revenues declined, due primarily to the closure of *MORE* magazine and ongoing efforts to source magazine subscribers from Meredith's own database instead of external agent sources. This strategy increases circulation profit but lowers revenue over time. These factors affecting circulation performance are expected to continue throughout fiscal 2017.

- Expenses declined 5 percent compared to the prior-year period, as Meredith continued to pursue operational efficiencies.

Meredith's National Media Group continues to extend its reach to American consumers and further diversify its revenue streams. For example:

- Meredith renewed its licensing agreement with Walmart which features more than 3,000 SKUs of Better Homes and Gardens branded products at over 4,000 Walmart stores and on Walmart.com.
- Meredith introduced several digital video programs based on its leading brands, and unveiled a new broadcast television series based on Allrecipes' Dinner Spinner app that reaches over 90 million U.S. households on the CW Network.
- Meredith launched *The Magnolia Journal*, a new quarterly lifestyle magazine from popular television personalities Chip and Joanna Gaines.
- Meredith launched new brand licensing programs including a line of frozen foods based on EatingWell; fitness apparel from SHAPE; and cooking utensils by Allrecipes.

OTHER FINANCIAL INFORMATION

Cash flow from operations grew to $35 million in fiscal 2017 first quarter from $3 million in the prior-year period. Total debt was $697 million and the weighted average interest rate was 2.7 percent, with $400 million effectively fixed at low rates. Meredith's debt-to-EBITDA ratio for the trailing 12 months was 2.1 to 1 (as defined in Meredith's credit agreements). All metrics are as of September 30, 2016.

Meredith continues to focus on its successful Total Shareholder Return strategy. Key elements include:

- An annualized dividend of $1.98 per share that's yielding approximately 4 percent based on yesterday's closing price. Meredith has paid dividends for 69 consecutive years and increased them for 23 years straight.

- An ongoing share repurchase program with $78 million remaining under current authorizations.

- Strategic investments to scale the business and increase shareholder value.

All earnings-per-share figures in the text of this release are diluted. Both basic and diluted earnings per share can be found in the attached Condensed Consolidated Statements of Earnings. All fiscal 2017 first quarter comparisons are against the comparable prior-year period unless otherwise stated.

OUTLOOK

Meredith continues to expect fiscal 2017 full-year earnings per share to range from $3.50 to $3.80.

Meredith expects fiscal 2017 second quarter earnings per share to range from $1.18 to $1.23, compared to $0.72, or $0.80 before special items, recorded in the prior-year period. (*See Table 4 for supplemental disclosures regarding non-GAAP financial measures.)*

Looking more closely at the second quarter of fiscal 2017 compared to the prior-year period, Meredith expects:

- Total Local Media Group revenues to be up approximately 25 percent. This increase includes expected political advertising revenues of between $27 million and $32 million, partially offset by weaker non-political advertising revenues.

- Total National Media Group revenues to be down in the low-single digits.

- Total Company revenues to be up in the mid- to high-single digits.

CONFERENCE CALL WEBCAST

Meredith will host a conference call on October 27, 2016, at 11 a.m. EDT to discuss fiscal 2017 first quarter results. A live webcast will be accessible to the public on the Company's website, meredith.com, and a replay will be available for two weeks. A transcript will be available within 48 hours of the call at meredith.com.

RATIONALE FOR USE AND ACCESS TO NON-GAAP RESULTS

Management uses and presents GAAP and non-GAAP results to evaluate and communicate its performance. Non-GAAP measures should not be construed as alternatives to GAAP measures. EBITDA, adjusted EBITDA, EBITDA margin and adjusted EBITDA margin are common supplemental measures of performance used by investors and financial analysts. Management believes that EBITDA provides an additional analytical tool to clarify the Company's results from core operations and delineate underlying trends. Management does not use EBITDA as a measure of liquidity or funds available for management's discretionary use because it includes certain contractual and non-discretionary expenditures. Adjusted EBITDA is defined as EBITDA before special items.

Results excluding special items are supplemental non-GAAP financial measures. While these adjusted results are not a substitute for reported results under GAAP, management believes this information is useful as an aid in further understanding Meredith's current performance, performance trends and financial condition. Reconciliations of non-GAAP to GAAP measures are attached to this press release and available at meredith.com.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This release contains certain forward-looking statements that are subject to risks and uncertainties. These statements are based on management's current knowledge and estimates of factors affecting the Company and its operations. Statements in this release that are forward-looking include, but are not limited to, the Company's revenue and earnings-per-share outlook for second quarter and full-year fiscal 2017.

Actual results may differ materially from those currently anticipated. Factors that could adversely affect future results include, but are not limited to, downturns in national and/or local economies; a softening of the domestic advertising market; world, national or local events that could disrupt broadcast television; increased consolidation among major advertisers or other events depressing the level of advertising spending; the unexpected loss or insolvency of one or more major clients or vendors; the integration of acquired businesses; changes in consumer reading, purchasing and/or television viewing patterns; increases in paper, postage, printing, syndicated programming or other costs; changes in television network affiliation agreements; technological developments affecting products or methods of distribution; changes in government regulations affecting the Company's industries; increases in interest rates; and the consequences of acquisitions and/or dispositions. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

ABOUT MEREDITH CORPORATION

Meredith Corporation **(NYSE: MDP; meredith.com)** has been committed to service journalism for 115 years. Today, Meredith uses multiple distribution platforms — including broadcast television, print, digital, mobile and video — to provide consumers with content they desire and to deliver the messages of its advertising and marketing partners.

Meredith's Local Media Group includes 17 owned or operated television stations reaching 11 percent of U.S. households. Meredith's portfolio is concentrated in large, fast-growing markets, with seven stations in the nation's Top 25 — including Atlanta, Phoenix, St. Louis and Portland — and 13 in Top 50 markets. Meredith's stations produce nearly 700 hours of local news and entertainment content each week, and operate leading local digital destinations.

Meredith's National Media Group reaches more than 100 million unduplicated women every month, including nearly 75 percent of U.S. Millennial women. Meredith is the leader in creating and distributing content across platforms in key consumer interest areas such as food, home, parenting and health through well-known brands such as Better Homes and Gardens, Allrecipes, Parents, Shape and EatingWell. Meredith also features robust brand licensing activities, including more than 3,000 SKUs of branded products at 4,000 Walmart stores across the U.S. and at walmart.com. Meredith Xcelerated Marketing is an award-winning, strategic and creative agency that provides fully integrated marketing solutions for many of the world's top brands, including Kraft, Lowe's, TGIFriday's and NBC Universal.

Meredith's balanced portfolio consistently generates substantial free-cash flow, and the Company is committed to growing Total Shareholder Return through dividend payments, share repurchases and strategic business investments. Meredith's current annualized dividend of $1.98 per share yields approximately 4 percent. Meredith has paid a dividend for 69 straight years and increased it for 23 consecutive years.

<center>-- # # # # --</center>

Shareholder/Financial Analyst Contact:	**Media Contact:**
Mike Lovell	Art Slusark
Director of Investor Relations	Chief Communications Officer
Phone: (515) 284-3622	Phone: (515) 284-3404
E-mail: Mike.Lovell@meredith.com	E-mail: Art.Slusark@meredith.com

Meredith Corporation and Subsidiaries
Condensed Consolidated Statements of Earnings (Unaudited)

Three months ended September 30,		2016		2015
(In thousands except per share data)				
Revenues				
Advertising	$	225,889	$	218,670
Circulation		68,668		72,175
All other		105,322		93,821
Total revenues		399,879		384,666
Operating expenses				
Production, distribution, and editorial		150,228		153,178
Selling, general, and administrative		174,993		174,730
Depreciation and amortization		13,896		15,080
Merger-related costs		—		12,666
Total operating expenses		339,117		355,654
Income from operations		60,762		29,012
Interest expense, net		(4,749)		(5,313)
Earnings before income taxes		56,013		23,699
Income taxes		(22,040)		(12,670)
Net earnings	$	33,973	$	11,029
Basic earnings per share	$	0.76	$	0.25
Basic average shares outstanding		44,558		44,612
Diluted earnings per share	$	0.75	$	0.24
Diluted average shares outstanding		45,484		45,366
Dividends paid per share	$	0.4950	$	0.4575

Meredith Corporation and Subsidiaries
Segment Information (Unaudited)

Three months ended September 30,		2016		2015
(In thousands)				
Revenues				
National media				
Advertising	$	125,352	$	127,240
Circulation		68,668		72,175
Other revenues		53,273		58,784
Total national media		247,293		258,199
Local media				
Non-political advertising		84,184		89,310
Political advertising		16,353		2,120
Other revenues		52,049		35,037
Total local media		152,586		126,467
Total revenues	$	399,879	$	384,666
Operating profit				
National media	$	24,111	$	22,803
Local media		50,622		29,327
Unallocated corporate		(13,971)		(23,118)
Income from operations	$	60,762	$	29,012
Depreciation and amortization				
National media	$	4,518	$	4,565
Local media		8,990		9,978
Unallocated corporate		388		537
Total depreciation and amortization	$	13,896	$	15,080
EBITDA [1]				
National media	$	28,629	$	27,368
Local media		59,612		39,305
Unallocated corporate		(13,583)		(22,581)
Total EBITDA [1]	$	74,658	$	44,092

[1] *EBITDA is net earnings before interest, taxes, depreciation, and amortization.*

Meredith Corporation and Subsidiaries
Condensed Consolidated Balance Sheets (Unaudited)

Assets		September 30, 2016		June 30, 2016
(In thousands)				
Current assets				
Cash and cash equivalents	$	32,128	$	24,970
Accounts receivable, net		273,387		273,927
Inventories		21,931		20,678
Current portion of subscription acquisition costs		133,917		133,338
Current portion of broadcast rights		14,827		4,220
Other current assets		25,525		24,023
Total current assets		501,715		481,156
Property, plant, and equipment		530,369		530,052
Less accumulated depreciation		(346,478)		(339,099)
Net property, plant, and equipment		183,891		190,953
Subscription acquisition costs		96,968		95,960
Broadcast rights		4,900		4,565
Other assets		56,984		57,151
Intangible assets, net		909,093		913,877
Goodwill		883,129		883,129
Total assets	$	2,636,680	$	2,626,791

Liabilities and Shareholders' Equity				
Current liabilities				
Current portion of long-term debt	$	75,000	$	75,000
Current portion of long-term broadcast rights payable		15,795		4,649
Accounts payable		74,496		82,107
Accrued expenses and other liabilities		111,094		116,777
Current portion of unearned subscription revenues		198,780		199,359
Total current liabilities		475,165		477,892
Long-term debt		622,402		618,506
Long-term broadcast rights payable		5,992		5,524
Unearned subscription revenues		130,162		128,534
Deferred income taxes		346,297		336,346
Other noncurrent liabilities		152,221		170,946
Total liabilities		1,732,239		1,737,748
Shareholders' equity				
Common stock		39,276		39,272
Class B stock		5,258		5,284
Additional paid-in capital		56,155		54,282
Retained earnings		830,247		818,706
Accumulated other comprehensive loss		(26,495)		(28,501)
Total shareholders' equity		904,441		889,043
Total liabilities and shareholders' equity	$	2,636,680	$	2,626,791

Meredith Corporation and Subsidiaries
Condensed Consolidated Statements of Cash Flows (Unaudited)

Three months ended September 30,	2016	2015
(In thousands)		
Net cash provided by operating activities	$ 35,360	$ 2,829
Cash flows from investing activities		
Additions to property, plant, and equipment	(2,232)	(1,840)
Proceeds from disposition of assets	—	1,767
Net cash used in investing activities	(2,232)	(73)
Cash flows from financing activities		
Proceeds from issuance of long-term debt	20,000	47,500
Repayments of long-term debt	(16,250)	(23,125)
Dividends paid	(22,432)	(20,668)
Purchases of Company stock	(18,378)	(5,738)
Proceeds from common stock issued	13,019	5,026
Payment of acquisition related contingent consideration	(4,000)	—
Excess tax benefits from share-based payments	2,071	1,356
Net cash provided by (used in) financing activities	(25,970)	4,351
Net increase in cash and cash equivalents	7,158	7,107
Cash and cash equivalents at beginning of period	24,970	22,833
Cash and cash equivalents at end of period	$ 32,128	$ 29,940

Table 1

Meredith Corporation and Subsidiaries
Supplemental Disclosures Regarding Non-GAAP Financial Measures

Special Items - The following tables show results of operations excluding special items and as reported with the difference being the special items. Results of operations excluding special items are non-GAAP measures. Management's rationale for presenting non-GAAP measures is included in the text of this earnings release.

Three months ended September 30, 2015	National Media	Local Media	Unallocated Corporate	Total
(In thousands except per share data)				
Operating profit excluding special items (non-GAAP) .... $	26,037 $	28,389 $	(10,452) $	43,974
Special items				
Merger-related costs...	—	—	(12,666)	(12,666)
Severance and related benefit costs	(3,234)	(132)	—	(3,366)
Reversal of previously accrued restructuring costs	—	1,070	—	1,070
Total special items..	(3,234)	938	(12,666)	(14,962)
Operating profit.. $	22,803 $	29,327 $	(23,118) $	29,012

Earnings per share excluding special items (non-GAAP) .... $				0.52
Per share impact of special items of $14,962 ($12,569 after tax)..				(0.28)
Diluted earnings per share .... $				0.24

Table 2

Meredith Corporation and Subsidiaries
Supplemental Disclosures Regarding Non-GAAP Financial Measures

EBITDA
Consolidated EBITDA, which is reconciled to net earnings in the following tables, is defined as net earnings before interest, taxes, depreciation, and amortization.
Segment EBITDA is a measure of segment earnings before depreciation and amortization.
Segment EBITDA margin is defined as segment EBITDA divided by segment revenues.

Three months ended September 30, 2016	National Media	Local Media	Unallocated Corporate	Total
(In thousands)				
Revenues	$ 247,293	$ 152,586	$ —	$ 399,879
Operating profit	$ 24,111	$ 50,622	$ (13,971)	$ 60,762
Depreciation and amortization	4,518	8,990	388	13,896
EBITDA	28,629	59,612	(13,583)	74,658
Less				
Depreciation and amortization				(13,896)
Net interest expense				(4,749)
Income taxes				(22,040)
Net earnings			$	33,973
Segment EBITDA margin	11.6%	39.1%		

Table 3

Meredith Corporation and Subsidiaries
Supplemental Disclosures Regarding Non-GAAP Financial Measures

EBITDA
Consolidated EBITDA, which is reconciled to net earnings in the following tables, is defined as net earnings before interest, taxes, depreciation, and amortization.
Segment EBITDA is a measure of segment earnings before depreciation and amortization.
Segment EBITDA margin is defined as segment EBITDA divided by segment revenues.

Adjusted EBITDA
Consolidated adjusted EBITDA, which is reconciled to net earnings in the following tables, is defined as net earnings before interest, taxes, depreciation, amortization, and special items.
Segment adjusted EBITDA is a measure of segment earnings before depreciation, amortization, and special items.
Segment adjusted EBITDA margin is defined as segment adjusted EBITDA divided by segment revenues.

Three months ended September 30, 2015	National Media	Local Media	Unallocated Corporate	Total
(In thousands)				
Revenues	$ 258,199	$ 126,467	$ —	$ 384,666
Operating profit	$ 22,803	$ 29,327	$ (23,118)	$ 29,012
Depreciation and amortization	4,565	9,978	537	15,080
EBITDA	27,368	39,305	(22,581)	44,092
Special items				
Merger-related costs	—	—	12,666	12,666
Severance and related benefit costs	3,234	132	—	3,366
Reversal of previously accrued restructuring costs	—	(1,070)	—	(1,070)
Total special items	3,234	(938)	12,666	14,962
Adjusted EBITDA	30,602	38,367	(9,915)	59,054
Less				
Depreciation and amortization				(15,080)
Special items				(14,962)
Net interest expense				(5,313)
Income taxes				(12,670)
Net earnings				$ 11,029
Segment EBITDA margin	10.6%	31.1%		
Segment adjusted EBITDA margin	11.9%	30.3%		

Table 4

Meredith Corporation and Subsidiaries
Supplemental Disclosures Regarding Non-GAAP Financial Measures

Special Items - The following table shows diluted earnings per share excluding special items and as reported with the difference being the special items. Diluted earnings per share excluding special items is a non-GAAP measure. Management's rationale for presenting non-GAAP measures is included in the text of this earnings release.

Three months ended December 31, 2015

(In thousands except per share data)

Earnings per share excluding special items (non-GAAP)	$	0.80
Per share impact of merger-related costs of $3,457		(0.08)
Per share impact of severance costs of $1,014		(0.01)
Per share impact of reversal of previously accrued restructuring costs of $514		0.01
Diluted earnings per share	$	0.72